

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Richard Liu
Chief Executive Officer
Efund City Metro Income Fund LLC
232 Old River Rd
Edgewater, NJ 07020

>   **Re: Efund City Metro Income Fund LLC**
>   **Offering Statement on Form 1-A**
>   **Filed June 1, 2021**
>   **File No. 024-11538**

Dear Mr. Liu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed June 1, 2021

Use of Proceeds, page 27

1. It appears the clause regarding a minimum offering amount prior to the start of operations has been removed in your latest offering statement. However, disclosures here in the use of proceeds and within note disclosures to your financial statements on page F-7, appear to allude to the existence of a minimum offering requirement. Please clarify and/or revise accordingly.

Signatures, page III-2

2. Your response notwithstanding, it does not appear that you have provided the appropriate signatures as required by the Instructions to Signatures on Form 1-A. Your signature page must comply with the requirements of Form 1-A. In this regard, the offering document must indicate who is signing as the Principal Accounting Officer.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Linda Lei, Esq.